ICZOOM GROUP INC.

January 17, 2024

Ms. Kate Beukenkamp

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	ICZOOM Group Inc.

Amendment No. 1 to Registration Statement on Form F-1

Filed December 7, 2023

File No. 333-275708

Dear Ms. Beaukenkamp:

This letter is in response to the letter dated January 5, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1

General

1.	We note that your annual report on Form 20-F for the fiscal year ended June 30, 2023 contains disclosure regarding legal and operational risks in China and PRC regulations that is similar to the disclosure contained in your draft registration statement on Form F-1 that was submitted on August 25, 2023 and that is the subject of this staff review. Please supplementally confirm that, in future reports and filings, you will revise such disclosure to conform with the disclosure currently contained in Amendment No. 1 to Form F-1 as filed on December 7, 2023.

Response: We hereby confirm the receipt of this comment letter and further confirm that we will revise the required disclosure in the Company’s future reports and filings as applicable to conform with the disclosure currently contained in Amendment No. 1 to Form F-1 as filed on December 7, 2023 accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

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By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

Arila Zhou, Esq.
Robinson & Cole LLP

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